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                          May 8, 2020

       Angeliki Frangou
       Chairman of the Board of Directors and Chief Executive Officer Navios Maritime Partners L.P.
       7 Avenue de Grande Bretagne, Office 11B2
       Monte Carlo, MC 98000 Monaco

                                                        Re: Navios Maritime
Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed April 30,
2020
                                                            File No. 333-237934

       Dear Ms. Frangou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Barberena-Meissner at 202-551-6548 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Todd E. Mason, Esq.